Exhibit 3.2

CERTIFICATE OF AMENDMENT TO
FOURTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF ACELL, INC.

ACELL, INC., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”), does hereby certify:

FIRST: The name of the corporation is ACell, Inc. (the “Corporation”).

SECOND: The date on which the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware is June 14, 1999.

THIRD: The Certificate of Incorporation was last amended and restated by the Fourth Amended and Restated Certificate of Incorporation on April 11, 2011.

FOURTH: The board of directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law, adopted resolutions approving a reverse stock split and amending the Corporation’s Fourth Amended and Restated Certificate of Incorporation by deleting Article Fourth and replacing it with the following new paragraphs:

“FOURTH.    The total number of shares of stock which the Corporation shall have the authority to issue is one hundred nine million (109,000,000) shares, of which sixty five million (65,000,000) shall be Common Stock, $0.001 par value per share (the “Common Stock”) and forty four million (44,000,000) shares shall be Preferred Stock, $0.001 par value per share (the “Preferred Stock”).

Effective immediately upon this Certificate of Amendment becoming effective under the General Corporation Law of the State of Delaware, and without any further action by the holders of such shares, every 2.8329 outstanding shares of the Corporation’s Common Stock shall be combined into one validly issued, fully paid and non-assessable share of Common Stock (the “Reverse Stock Split”).

No fractional shares of Common Stock shall be issued upon combination of the Common Stock in the Reverse Stock Split.  All shares of Common Stock so combined that are held by a stockholder shall be aggregated subsequent to the foregoing Reverse Stock Split.  If the Reverse Stock Split would result in the issuance of any fractional share, the Corporation shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the fair market value of one share of Common Stock (as determined by the Corporation’s board of directors) on the date that the Reverse Stock Split is effective, rounded up to the nearest whole cent.

The par value of each share of Common Stock shall not be adjusted in connection with the Reverse Stock Split.  All of the outstanding share amounts, amounts per share and per share numbers for the Common Stock and each series of Preferred Stock set forth in the Corporation’s Fourth Amended and Restated Certificate of Incorporation shall be appropriately adjusted to give effect to the Reverse Stock Split, as applicable.”

FIFTH:  Thereafter, pursuant to a resolution of the Corporation’s board of directors, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, ACell, Inc. has caused this Certificate of Amendment of the Fourth Amended and Restated Certificate of Incorporation to be executed by its duly authorized officer on this 10th day of July, 2020.

ACELL, INC.

By:	/s/ Patrick A. McBrayer
Patrick A. McBrayer
Chief Executive Officer

[Signature Page to Charter Amendment]